CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006

*	Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm
The Plans Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citigroup 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2007 and schedule H, line 4j — schedule of reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan Administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/  KPMG LLP

New York, New York
June 30, 2008

CITIGROUP 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments (at fair value)	$11,515,168,364	12,922,883,732
Wrapper contracts (at fair value)	799,158	165,008

Total investments (at fair value)	11,515,967,522	12,923,048,740

Receivables:
Receivable for investments sold but not delivered	881,686	12,846,303
Interest and dividends	4,935,667	6,796,145
Employer contributions	80,385,451	75,161,778

Total receivables	86,202,804	94,804,226

Total assets	11,602,170,326	13,017,852,966

Liabilities:
Payable for investments purchased but not received	2,573,298	6,241,410
Payable for trustee and administrative fees	4,387,357	1,466,295

Total liabilities	6,960,655	7,707,705

Net assets reflecting all investments at fair value	11,595,209,671	13,010,145,261
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,931,123)	13,260,866

Net assets available for plan benefits	$11,593,278,548	13,023,406,127

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment (loss) income:
Dividends	$319,952,631	359,986,996
Interest	103,673,033	102,379,994
Net (depreciation) appreciation in fair value of investments	(1,511,599,309)	1,179,298,137

Net investment (loss) income	(1,087,973,645)	1,641,665,127

Contributions:
Participants	771,530,103	696,615,492
Employer	80,385,451	75,161,778

Total contributions	851,915,554	771,777,270

Total (deductions from) additions to net assets	(236,058,091)	2,413,442,397

Deductions from net assets attributable to:
Distributions to participants	1,186,665,979	1,136,911,286
Trustee and administrative expenses	10,106,356	3,766,406

Total deductions from net assets	1,196,772,335	1,140,677,692

Net (decrease) increase before transfers	(1,432,830,426)	1,272,764,705

Transfers in from other plans (note 1)	2,702,847	—

Net (decrease) increase after transfers	(1,430,127,579)	1,272,764,705

Net assets available for plan benefits at:
Beginning of year	13,023,406,127	11,750,641,422

End of year	$11,593,278,548	13,023,406,127

See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1) Description of the Plan
The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution Plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company) and its subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). Effective March 1, 2003, the Plan consists of an ESOP component and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan, provided that these amounts are attributable to Company contributions and earnings thereon made to participant accounts for any Plan year beginning on or after January 1, 2003.

Effective 2005, the Company initiated the Financial Education Program, free of charge, for benefits-eligible employees, with costs paid by the Plan Sponsor (the Company is the Plan Sponsor as defined by the Plan). The program features a toll-free telephone number staffed by financial counselors where employees can obtain asset allocation assistance for their plan investments based on their individual risk profile, retirement horizon, and other factors. Ernst and Young’s EY Financial Planner Line manages the telephone financial education program.

Effective 2007, the Company also initiated the Professional Account Manager Program, whereby the participant is charged 0.35% or $2.92 per month for each $10,000 in their account. If the participant chooses to be part of the Professional Account Manager Program, the fee will be automatically deducted from their account. The program provides a personalized savings and investment strategy for the participant to have their account professionally and proactively managed.

Effective January 1, 2007, past and future Company matching contributions that were initially invested in the Citigroup Common Stock Fund and had to remain in the fund for five years or until a participant attained age 55, can be transferred into other Plan investments.

Effective January 1, 2007, part-time employees scheduled to work 20 hours or more a week will be eligible to contribute to the Plan on the first day of the first pay period following his or her date of hire. Eligible full or part-time employees will automatically be subjected to the Plan’s automatic enrollment provision, enrolled to contribute to the Plan 90 days after the eligibility date. If the participants do not want to be enrolled automatically in the Plan, they have a 90-day grace period from his or her eligibility date to decline enrollment. The initial automatic deferral percentage is 3%. Participants whose first date of hire is on or after January 1, 2007 are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing his or her before-tax contributions to be increased by 1% annually up to a maximum of 10% unless the participant directs otherwise.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Effective June 1, 2007, the Ecount, Inc. 401(k) Plan (Ecount) was merged into the Plan. Total assets of $2,702,847 were transferred into the Plan on June 7, 2007. Ecount employees became eligible to participate in the Plan on March 1, 2007.
Effective February 7, 2007, Citigroup acquired 70 employees of Capmark’s “Housing Bond Sector”. These employees were immediately eligible to rollover their previous employer plan balances to the Plan.
Effective March 1, 2007, Citigroup acquired a business segment of 2,500 employees from ABN AMRO. Employees are allowed to keep his or her balances in the ABN AMRO 401(k) Retirement Savings Plan or rollover their balances into the Plan. Effective April 24, 2007, the outstanding loan balances were transferred into the Plan, if the participant so requested.
Effective August 31, 2007, Citigroup acquired a business segment from Ameriquest Mortgage Company. Employees are permitted to rollover their loan balance into the Plan.
Effective September 4, 2007, the Plan instituted new investment options. As part of the transition to the new funds, some investment options were liquidated and “mapped” to new investment options as indicated below:

If a participant had a balance in	The participant’s balance was mapped to the
one of the following funds:	following funds:

Conservative Focus Fund	Barclays Global Investors Life Path Funds
Moderate Focus Fund	Barclays Global Investors Life Path Funds
Aggressive Focus Fund	Barclays Global Investors Life Path Funds
Legg Mason Partners Capital Fund	State Street Global Advisors Russell 3000 Index Fund
Legg Mason Partners Government Securities	State Street Global Advisors Lehman Brothers Aggregate Bond Index Fund
Fixed Income Securities Fund	State Street Global Advisors Lehman Brothers Aggregate Bond Index Fund
Legg Mason Partners Fundamental Value	Private Capital All Cap Value Fund
Legg Mason Partners Large Cap Growth	Wellington Large Cap Growth Fund
Legg Mason Partners Appreciation	Barrow Hanley Large Cap Value Fund
Wasatch Small Cap Growth	Small Cap Growth Fund
Legg Mason Partners Small Cap Value	Small Cap Value Fund
Europacific Growth	Dodge & Cox International Stock Fund
Templeton Developing Markets Trust	Emerging Market Equity Fund
(b)	Employee Contributions

Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, as defined in the plan document. An eligible employee may elect to have a portion of his or her regular pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment,

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
by an amount up to 50% of his or her eligible pay (subject to a statutory limitation of $15,500 for 2007 and $15,000 for 2006) as pretax contributions. Employee pretax contributions and employer contributions (described below), as well as the earnings thereon, are taxed to the participant at the time of distribution.
Catch-up contributions, which are in accordance with Section 414 (v) of the Code, are also permitted for participants who expect to reach or are over age 50 by the plan year-end, by an amount up to 49% of his or her eligible pay up to $5,000 in 2007 and 2006, bringing those participants’ statutory limitation to $20,500 for 2007 and $20,000 for 2006.
In addition, the Code limits contributions for highly compensated participants, who are participants with annual compensation over $100,000 for 2007 and 2006.
(c)	Employer Contributions

For 2007 and 2006, if the participant is an eligible employee whose qualifying compensation is $100,000 or less, and has been employed for a minimum period (generally one year for full-time employees), the participant will be eligible for Company matching contributions. Participants must contribute to the Plan to receive Company matching contributions. The maximum Company matching contributions are the lesser of $1,500 or 3% of eligible pay as shown on the following table:

Company Matching Contributions
	For each $1 contributed by the
If qualifying compensation for	participant, the Company will
the current year is:	contribute:	To a maximum of:
$0 — $50,000	$3	3% of eligible pay to
$50,000.01 — $75,000	$2	maximum of $1,500
$75,000.01 — $100,000	$1	annually

Greater than $100,000	No matching contribution will be made.
During 2007, the Plan Sponsor contributed the Company matching contribution to the Citigroup Common Stock Fund. There are no restrictions on the Company match so a participant can transfer to any of the Plan’s available investment options at any time.
Through December 31, 2006, Company matching contributions that were initially invested in the Citigroup Common Stock Fund and had to remain in the fund for five years or until a participant attained age 55 could be transferred into other Plan investments.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(d)	Participant Accounts

Fund Transfers and Allocation Contributions

Participants may elect to divide their contributions among the investment fund options in whole increments of 1%.

An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions subject to the Plan’s notice requirements and may elect to change the allocation of future contributions among the funds daily.

A participant may elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable if in accordance with the Plan document.

(e)	Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account (IRA), which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

(f)	Investment Options

Citibank N.A. is the Trustee of the Plan. Plan assets are held by State Street Trust Bank, the custodian, in a Trust Fund established under the Plan and are invested in one or more of the funds available for investment.

Participants may trade in or out of any fund for the seven calendar days following a fund transfer or fund rebalancing transaction. Certain exceptions apply as further described in the Plan document. Additional restrictions also apply to certain investment transfers involving the Stable Value Fund. Prior to September 4, 2007 the seven day policy was a fifteen-day hold policy.

(g)	Vesting

The rights of a participant to his or her own pretax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

Any Plan participant who performs an hour of service after June 26, 2007, shall be fully vested in his or her account attributable to pre-2008 Company matching contributions.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Prior to June 26, 2007, a participant generally became vested in his or her Company matching contributions:
•	Upon completion of three years of service. Once three years of service have been attained, any Company contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.
An exception to the three-year vesting schedule is for the former Geneva ESOP participants at the time of acquisition of Geneva Group Inc. in 2001, where participants vest over a seven-year period at the rate of 10% per year of service for the first four years, then at the rate of 20% for the remaining three years of service. Effective June 26, 2007, all employees became fully vested.
(h)	Forfeited Accounts

For the years ended December 31, 2007 and 2006, gross Company contributions of $82.6 million and $76.5 million were reduced by allocated forfeitures of $2.2 million and $1.3 million, respectively, resulting in net Company contributions of $80.4 million and $75.2 million, respectively. For the years ended December 31, 2007 and 2006, unallocated forfeitures were $1,541,973 and $618,684, respectively.

(i)	Participant Loans

Subject to the Plan’s provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account balance or $50,000, less the highest outstanding loan balance in the previous twelve months.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company are submitted to the recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ account.

Effective January 1, 2007, a participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(j)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the value of his or her rollover contributions account, all or a portion of the vested value of his or her Company contribution if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the Plan’s provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(k)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with Plan terms.

If the value of a participant’s account exceeds $5,000, the participant can leave his or her money in the Plan or the participant may request a distribution at any time in the form of a lump-sum payment or installments. However, if the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2, or, if the participant is still employed at age 70 1/2, minimum distributions must commence when the participant retires.

If the value of a participant’s account is between $1,000 and $5,000, the Plan will automatically roll the participant’s account over to an IRA, if the participant does not elect otherwise within 90 days of receiving a notice from the Plan. This provision does not apply to participants who are age 65 or older. If the Plan participant is age 65 or older and his or her account balance is $5,000 or less, the Plan will distribute his or her account as a lump-sum distribution and withhold the applicable taxes. If the value of a participant’s account is less than $1,000, the Plan will distribute the participant’s account upon termination of employment.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.
(2) Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(b)	Use of Estimates

The preparation of the financial statements are in conformity with U.S. generally accepted accounting principles and requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, additions to net assets, deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan investments are stated at fair value.

Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund. Funds are valued on a daily basis.

U.S. government and agency obligations are valued based upon bid quotations for identical or similar obligations.

Participant loans and short-term money market investments are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In December 2005, the Financial Accounting Standards Board (FASB) issued staff position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP, which was effective and adopted by the Plan in 2006 required the Plan to value the holdings of fully benefit-responsive investment contracts at fair value with an offsetting asset or liability which, when net against the fair value, will equal contract value. Previous reporting of this type of investment was just at contract value. The statement of net assets available for benefits reflects amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statement of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(d)	Payment of Benefits

Benefits are recorded when paid.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(e)	New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (FAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management does not expect the provisions of SFAS No. 157 to have a material effect on the Plan’s financial statements.

In July 2006, the FASB released FASB Interpretations No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. The adoption of FIN 48 requires financial statements to be adjusted to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2006 and is applied to all open years as of the effective date. Management has adopted FIN 48. However, the implications of FIN 48 and its impact on the financial statements were not significant.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(3)	Investments

A summary of the Plan’s investments as of December 31, 2007 and 2006 is listed below. Investments that represent more than 5% of the Plan’s net assets are separately identified:

2007
Investments at fair value:
Cash
Short-term Investment Fund-Cash*	$703,261,628
Common stock
Citigroup, Inc. Common Stock Fund*	2,147,618,606
State Street Common Stock Fund	11,796,005
Mutual funds
Emerging Markets Equity Funds*	682,134,751
U.S. Equity-Small Cap Value Funds*	581,478,350
AEW Capital Management REIT Fund	4,837,554
Non-U.S. Equity Developed Funds*	1,476,164,946
U.S. Equity-All Cap Growth Funds*	667,462,271
U.S. Equity All Cap Value Funds	325,938,106
Dow Jones AIG Commodity Fund	15,391,435
Real Estate Investment Trust Fund	4,658,282
Fixed Income Emerging Debt Funds	8,048,145
Non-U.S. Equity Small Cap Funds	8,547,096
Fixed Income Non-U.S. Funds	16,643,572
Fixed Income U.S. High Yield Funds	106,976,610
U.S. Equity Large Cap Growth Funds*	1,862,108,155
Fixed Income U.S. Nominal Funds	371,184,344
Fixed Income U.S. Real Estate Funds	29,122,284
U.S. Equity Mid Cap Growth Funds	71,355,349
Non-U.S. Equity Emerging Funds	119,056,218
Commingled Funds
BGI Life Path Funds*	649,530,469
Guaranteed Investment Contracts (GIC)*	1,422,065,901
Wrapper contracts	799,158
Other insurance contracts	28,804
Participant loans, at cost	229,759,483

Total investments	$11,515,967,522

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006

2006
Investments at fair value:
Citigroup, Inc. Common Stock Fund*	$4,134,940,504
State Street Common Stock	10,845,026
U.S. Government and Agency Obligations	120,948,300
Corporate Bonds	82,706,701
Foreign Bonds	13,240,173
Commingled Funds:
S&P 500 Flagship Securities Lending Series Fund	185,226,993
Russell 2000 Index Securities Lending Series Fund	24,449,511
Passive Bond Market Index Securities Lending Fund	129,093,338
Daily Emerging Markets Index Non Lending Series Fund	25,448,793
Daily Emerging Markets Index Lending Series Fund	75,343,563
Invesco SPG 500 Index Trust Fund*	996,369,511
Russell 2000 Index Securities Lending Fund	468,063,788
Mutual funds:
Citifunds Institutional Liquid Reserve Fund	609,900,603
DFA International Value Portfolio IV*	667,460,651
Euro Pacific Growth Fund	578,603,074
Legg Mason Partners Capital Fund	257,682,613
Legg Mason Partners Small Cap Value Fund	83,966,192
Legg Mason Partners Government Securities Fund	92,854,476
Legg Mason Partners Global High Yield Bond Fund	115,205,376
Legg Mason Partners Aggressive Growth Fund*	803,846,255
Legg Mason Partners Appreciation Fund	435,909,026
Legg Mason Partners Fundamental Value Fund	118,491,671
Legg Mason Partners Large Capital Growth Fund	350,258,758
Templeton Developing Markets Trust	521,567,235
Wasatch Small Capital Growth Fund	81,523,849
Guaranteed Investment Contracts (GIC)	1,579,600,290
Wrapper Contracts	165,008
Other insurance contracts	49,468
Short-term investment funds, at cost	133,423,557
Participant loans, at cost	225,864,437

Total investments	$12,923,048,740

*	Represents investments greater than 5% or more of the Plan’s Net Assets
As of December 31, 2007 and 2006, included in GIC are contracts related to qualified voluntary employee contributions (QVEC) that were discontinued in 1987 as a type of employee contribution. These contracts are frozen to new contributions and participants. At December 31, 2007 and 2006, the Plan held $27.2 million and $30.1 million in QVEC-related contracts, respectively. In connection with acquisitions made by the Company or a predecessor company, the Plan’s investments as of December 31, 2007 and 2006 also include $11.8 million and $10.8 million, respectively, of State Street Common Stock Fund, a closed fund.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
The Plan’s investments (including investments bought and sold during the year) (depreciated) appreciated in value by $(1,511,599,309) in 2007 and $1,179,298,137 in 2006 as follows:

	2007	2006
Common stock	$(1,884,724,021)	548,828,672
Mutual and commingled funds	372,655,491	631,734,240
Bonds	469,221	(1,264,775)

	$(1,511,599,309)	1,179,298,137

(4)	Nonparticipant-Directed Investments

Prior to January 1, 2007, Company Contributions paid to the Plan on behalf of a participant remained in the Citigroup Common Stock Fund for five Plan years. After five Plan years, the restriction on the contribution made five years previously lapsed, and that portion of contributions and of earnings could have been transferred to any of the available investment options.

This five-year restriction also lapsed when the participant reached age 55. Once a participant was vested in his or her contributions, the funds are nonforfeitable and became available for distribution or withdrawal in accordance with the terms of the Plan.

As discussed in note 1(a) the five-year restriction for holding Company matching contributions in the Citigroup Common Stock Fund was eliminated on January 1, 2007 and participant may transfer these matching contributions to other Plan investments without restriction.

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investment in 2006 is as follows:

Net assets:
Common stock	$627,258,648
Employer contributions receivable	75,161,778

Total	$702,420,426

Changes in net assets:
Employer contributions, net of forfeitures	$75,161,778
Net appreciation in fair value of investments	80,649,179
Dividend income	10,227,271
Transfer to unrestricted investments	(59,789,763)
Benefits paid	(46,669,228)

Total	$59,579,237

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(5)	Investment Contracts with Insurance Company

Included in the Guarantee Investment Contact (GIC) Stable Value Fund are fully benefit-responsive investment contracts. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements and adjusted from fair value to contract value as reported to the Plan by the investment manager and State Street, the custodian. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at fair value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2007 and 2006 ranged from 3.01% to 5.74% and from 3.01% to 5.25%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2007 and 2006, respectively, the fair market value of GICs amounted to $1,422 million and $1,580 million.

The statements of net assets available for benefits of the fund is prepared on a basis that reflects income credited to participants in the fund and realized and unrealized gains and losses only on those investment contracts that are not deemed fully benefit-responsive as defined below:

	2007	2006
Portfolio characteristics:
Average yield earned by entire fund	4.85%	4.65%
Return on assets for 12 months	4.83	4.66
Current credit rate	4.96	4.74
Duration	3.02	3.31

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation to the GICs as reported at fair value:

2007
						Investment
						fair value
	S&P			Adjustment	Wrapper	at
	Moodys		Contract	to contract	contract	December 31,
Issuer	Rating	Yield	value	value	fair value	2007
AIG Financial Products No.725839	AA-/Aa3	6%	$220,824,579	(2,845,804)	(175,085)	217,803,690
AIG Financial Products No.725840	AAA/Aaa	5	173,658,781	4,340,399	(218,711)	177,780,469
Mass Mutual Life Insurance No. 35094	AAA/Aa1	3	29,398,968	(2,388)	—	29,396,580
Mass Mutual Life Insurance No. 35101	AAA/Aa1	4	25,801,842	(2,704)	—	25,799,138
Metlife Insurance Company No. GR-8	AA/Aa2	3	42,126,300	(6,940)	—	42,119,360
Metlife Insurance Company No.90008B	AA/Aa2	4	65,967,846	(200,954)	—	65,766,892
Metropolitan Insurance Company No. 28731	AA/Aa2	5	19,848,774	66,254	—	19,915,028
Monumental Life Insurance (Aegon) No. SV04358Q	AA/Aa3	3	16,590,619	(177,163)	—	16,413,456
Monumental Life Insurance (Aegon) No. SV04359Q	AA/Aa3	4	8,198,278	(5,598)	—	8,192,680
Monumental Life Insurance (Aegon) No. SV04434Q	AA/Aa3	4	11,536,451	6,279	—	11,542,730
Monumental (Aegon) No. SV04489Q	AA/Aa3	4	22,574,081	43,444	—	22,617,525
Monumental Life Insurance (Aegon) No. SV04490Q	AA/Aa3	4	22,598,440	18,913	—	22,617,353
Monumental Life Insurance (Aegon) No.MDA00731TR	AA+/Aa1	5	140,116,799	(550,288)	(47,937)	139,518,574
New York Life Insurance Contract GA 31481-002	AAA/Aaa	4	33,522,359	(3,826)	—	33,518,533
New York Life Insurance Contract GA 31481-003	AAA/Aaa	4	17,616,037	(2,322)	—	17,613,715
Principal Capital Management No. 4-29618-7	AA/Aa2	4	11,805,361	(153)	—	11,805,208
State Street Short Term Investment Fund	cash	5	26,801,984	—	—	26,801,984
Natixis Financial Products No. WR1937-01	AA-/Aa3	6	220,665,506	(2,686,867)	(175,184)	217,803,455
Principal Capital Management No. 4-29618-10	AA/Aa2	5	45,399,703	204,472	—	45,604,175
Royal Bank of Canada	AAA/Aaa	5	173,644,901	4,317,809	(182,241)	177,780,469
SunAmerica Life Insurance No. 5096	AA+/Aa2	4	35,429,804	(156,480)	—	35,273,324
SunAmerica Life Insurance No. 5104	AA+/Aa2	3	29,582,465	(424,960)	—	29,157,505
Metlife and Annuity Contract (QVEC)	AA/Aa2	4	6,919,211	—	—	6,919,211
Metlife and Annuity Contract (QVEC)	AA/Aa2	1	4,117,533	—	—	4,117,533
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	4	5,880,526	—	—	5,880,526
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	1	5,024,701	—	—	5,024,701
Metlife and Annuity Contract (QVEC 2007)	AA/Aa2	5	5,282,087	—	—	5,282,087

Portfolio totals			$1,420,933,936	1,931,123	(799,158)	1,422,065,901

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation to the GICs as reported at fair value:

2006
						Investment
						fair value
	S&P			Adjustment	Wrapper	at
	Moodys		Contract	to contract	contract	December 31,
Issuer	Rating	Yield	value	value	fair value	2006

AIG Financial Products No. 725840	AAA/Aaa	5%	$183,418,380	(2,129,773)	(87,775)	181,200,832
AIG Financial Products No.725839	AA-/Aa3	5	232,289,315	1,148,847	(38,639)	233,399,523
IXIS Financial Products, Inc No.725839	AAA/Aaa	5	30,272,365	(35,364)	—	30,237,001
IXIS Financial Products, Inc No.937-25	AA-/Aa3	5	232,289,865	1,148,296	(38,639)	233,399,522
Mass Mutual Life Insurance No. 35094	AAA/Aa1	3	28,551,919	(825,192)	—	27,726,727
Mass Mutual Life Insurance No. 35010	AAA/Aa1	4	24,843,811	(484,323)	—	24,359,488
Metlife Insurance Company	AA/Aa2	3	82,988,938	(1,375,426)	—	81,613,512
Metlife Insurance Company No.908813	AA/Aa2	4	63,341,612	(1,518,646)	—	61,822,966
Metropolitan Insurance Company No. 28731	AA/Aa2	5	18,963,965	(156,274)	—	18,807,691
Metlife and Annuity Contract (QVEC)	AA/Aa2	5	6,507,031	—	—	6,507,031
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	4	6,369,674	—	—	6,369,674
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	5	5,469,887	—	—	5,469,887
Metlife and Annuity Contract (QVEC 2004)	AA/Aa2	1	4,396,268	—	—	4,396,268
Metlife and Annuity Contract (QVEC 2003)	AA/Aa2	4	7,348,113	—	—	7,348,113
Monumental Life Insurance (Aegon) No. SV04358Q	AA/Aa3	3	21,429,395	(560,923)	—	20,868,472
Monumental Life Insurance (Aegon) No. SV04359Q	AA/Aa3	4	7,855,313	(174,752)	—	7,680,561
Monumental Life Insurance (Aegon) No. SV04434Q	AA/Aa3	4	11,058,079	(194,863)	—	10,863,216
Monumental (Aegon) No. SV04489Q	AA/Aa3	4	21,623,519	(376,293)	—	21,247,226
Monumental Life Insurance (Aegon) No. SV04490Q	AA/Aa3	4	21,638,560	(423,684)	—	21,214,876
Monumental Life Insurance (Aegon) No. 00731tr	AA+/Aa1	5	138,265,721	(977,845)	43,931	137,331,807
New York Life Insurance Contract GA 31481	AA+/Aaa	4	9,269,331	(1,027)	—	9,268,304
New York Life Insurance Contract GA 31481-003	AA+/Aaa	4	64,629,733	(494,286)	—	64,135,447
New York Life Insurance Contract GA 31481-002	AA+/Aaa	4	16,969,774	(249,066)	—	16,720,708
Principal Capital Management No. 4-29618-7	AA/Aa2	4	22,745,025	(161,706)	—	22,583,319
Principal Capital Management No. 4-29618-8	AA/Aa2	3	7,633,068	(678)	—	7,632,390
Principal Capital Management No. 4-29618-9	AA/Aa2	5	33,311,585	(646,291)	—	32,665,294
Principal Capital Management No. 4-29618-10	AA/Aa2	5	43,405,138	(616,112)	—	42,789,026
Royal Bank of Canada	AAA/Aaa	5	183,411,645	(2,168,434)	(43,886)	181,199,325
SunAmerica Life Insurance No. 5096	AA+/Aa2	4	34,088,020	(811,661)	—	33,276,359
SunAmerica Life Insurance No. 5104	AA+/Aa2	3	28,641,115	(1,175,390)	—	27,465,725

Portfolio totals			$1,593,026,164	(13,260,866)	(165,008)	1,579,600,290

(6)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that are closed to new contributions. Additionally, the investments within each participant-directed fund election are further diversified into varied financial

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.

At December 31, 2007 and 2006, approximately 19% and 32% of the Plan’s total assets were invested in Citigroup, Inc. common stock, respectively. The underlying value of the Company stock is subject to operational and market risks.

(7)	Related-Party Transactions

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor as defined by the Plan.

Certain Plan investments are shares of commingled trust funds managed by State Street and common stock issued by State Street. State Street is the custodian of the Plan’s assets.

At December 31, 2007 and 2006, Citibank, N.A. was the Trustee for the Plan’s trust. Citibank, N.A. is an indirect wholly owned subsidiary of the Company.

The Company and State Street created CitiStreet, a joint venture, whereby CitiStreet provides administrative, outsourcing, investment management, and investment advisory services to the employee benefit plans of corporate, governmental, and other organizations. CitiStreet manages the administration and recordkeeping for the Plan.

The value of the Company’s common stock was $2,148 million and $4,135 million at December 31, 2007 and December 31, 2006, respectively. The value of State Street common stock was $11.8 million and $10.8 million at December 31, 2007 and December 31, 2006, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated June 5, 2002 that the Plan and related trust are established in accordance with applicable sections of the Code, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s legal counsel believe that the Plan as amended, continues to be qualified as tax-exempt, and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan’s financial statements.

(9)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants’ accounts shall become 100% vested and, therefore, will not be subject to forfeiture.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(10)	Administrative Expenses

Audit fees and trustee administration fees are paid by the Plan. Any expenses not borne by the Plan are paid by the Company. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances.

A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

(11)	Pending Litigation

During the fourth quarter of 2007, thirteen putative class actions were filed in the Southern District of New York asserting claims under the Employee Retirement Income Security Act of 1974, as amended (ERISA) against the Company, its Plan administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 to the present, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company’s stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On January 22, 2008, these actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed.

In October 2007, a purported class action complaint was filed against the Company and the Plan administration and investment committees, alleging that defendants engaged in prohibited transactions and breached fiduciary duties under ERISA by allowing the investment of Plan assets in Citigroup-affiliated mutual funds and the purchase of services from a Citigroup-affiliated entity. The Plan is not named as a defendant in this action. The complaint was brought on behalf of all participants in the Citigroup 401(k) Plan from 2001 through the present.

(12)	Subsequent Events

The Plan Sponsor has made the following design changes to the Plan effective January 1, 2008:
•	The company matching contributions will be increased to a maximum of 6% of the participant’s eligible pay (up to the annual compensation maximum set by the Code) for eligible employees at all compensation levels. The company matching contributions will be calculated as the lesser of 6% of a participant’s eligible pay or the amount of their contributions to the Plan. The Company also will make a fixed contribution of up to 2% of eligible pay to the plan accounts of eligible participants whose total compensation is less than $100,000.

•	Employees who became participants of the Plan due to an employer acquisition (ABN AMRO, Capmark and Ecount Inc) from January 1, 2007 to December 31, 2007, will receive an additional one-time contribution to their Plan account. The contribution will represent the value of the 2007 cash balance credit, if any, had they been eligible and participating in the Citigroup Pension Plan.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
The contribution was deposited into their Plan account during the first quarter 2008; the participant does not need to be contributing to the Plan to receive the one-time contribution.

•	Participants can contribute to a Roth 401(k) account within the Plan.

•	An annual transition contribution will be made to the Plan accounts of certain employees (generally, employees with longer service who were eligible participants in the Citigroup Pension Plan and have been continuously employed by the Company since December 31, 2006) whose total contribution opportunity from the Company under the programs effective prior to January 1, 2008 (cash balance pension, Plan matching contributions, and Citigroup ownership program) exceeds the total of the maximum matching contribution and, if eligible, the fixed contribution under the new Plan design.

•	Citibank, N.A. is exiting the retirement trust business, and as a result, a new Plan trustee will need to be selected in due course.
The following plans, related to 2007 acquisitions by the Plan Sponsor, merged with and into the Plan:

Name of Plan	Asset Transfer date	Merger Date	Net Assets

ATD 401(k) Plan	January 2, 2008	January 1, 2008	$15,814,407
BISYS 401(k) Plan	January 4, 2008	January 1, 2008	85,085,622
Old Lane 401(k) Plan	January 10, 2008	January 1, 2008	2,486,952

Total			$103,386,981

(13)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the financial statements	$11,593,278,548	$13,023,406,127
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	1,931,123	(13,260,866)

Net assets available for benefits per the Form 5500	$11,595,209,671	$13,010,145,261

Net (decrease) increase in net assets after transfer to other plan per the financial statements	$(1,430,127,579)	$1,272,764,705
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,260,866	—
Current year adjustment from contract value to fair value for fully- benefit responsive investment contracts	1,931,123	(13,260,866)

Net (loss) income per Form 5500	$(1,414,935,590)	$1,259,503,839

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

Cash and Cash Equivalents
* Citi Institutional Liquid Reserve Fund
State Street Bank & Trust Company			15,887,577	$15,887,577	15,887,577
Legg Mason Partners Institutional Trust			652,123,475	652,123,475	652,123,475
State Street Bank & Trust Company			73,591	73,591	73,591
Short Term Investment Fund			35,176,985	35,176,985	35,176,985

Total Cash and Cash equivalents			703,261,628	703,261,628	703,261,628

Common Stock
* State Street Common Stock Fund
State Street Corporation			145,271	2,609,866	11,796,005

			145,271	2,609,866	11,796,005

* Citigroup Stock
Citigroup Common Stock Fund			72,949,002	1,592,658,561	2,147,618,606

Total Common Stock			73,094,273	1,595,268,427	2,159,414,611

Mutual Funds
Emerging Market Equity Fund
Alliance Bernstein Emerging Growth Fund
Arc Acoustic Tech			984,478	1,067,948	1,325,488
Absa Group			47,998	872,428	776,414
All America Latina			25,760	293,087	333,435
America Moil Saab De CSV			103,640	6,138,527	6,362,444
Ayala Land Inc			5,033,517	1,673,912	1,737,798
Blanco Santander Chile New			16,874	796,960	860,401
Billiton			52,826	1,491,579	1,598,185
Bank Central Asia			2,399,290	1,517,357	1,864,766
Bank Mandarin			885,631	278,620	330,019
Bank Polka Kasha Apiece Grope			8,558	868,873	786,451
Bolas De Mercator			36,044	406,018	506,240
Boliden Intl Holding			1,511,663	671,240	484,591
BR Malls Participants			47,027	555,016	634,076
Brazil Telecom Participators			1,697	115,779	126,590
Brazilian Real			120,787	68,631	67,858
Bid Electric International			1,493,191	2,079,515	2,894,995
Cathay Financial H			1,648,451	3,761,739	3,435,703
Coming Ciao Energy Mg			40,737	784,741	743,794
Concussed SA			170,237	667,405	685,118
Central European District Corporation			11,382	482,841	661,090
CUES Inc			21,267	1,167,920	1,592,553
Chilean Peso			1,047,869	2,036	2,104
China Comm. Construction			1,443,768	3,208,062	3,813,687
China Construction Bank			2,258,508	1,645,248	1,917,168
China Life Insurance			452,301	1,895,268	2,340,191
China Med Technologies Inc			18,372	592,905	815,515
China Mengniu Dairy			37,941	135,768	138,899
China Mobile Limited			333,484	5,363,200	5,896,853
China Yurun Food			2,883,541	2,894,826	4,799,339
CIA De Concusses			12,980	222,786	200,533
* Citigroup Global Markets			310,155	1,497,119	2,014,763
Conic Limited			1,942,996	2,238,899	3,308,647
Compal Electronic			1,011,436	1,283,013	1,107,031
Companhia De Bebidas Das Amers			18,871	1,248,224	1,340,394
Companhia Energetica De Minas			23,763	449,905	438,670
Companhia Vale Do Rio Doce			256,803	5,181,584	7,185,346
Compania Cervecerias Unidas Sa			4,194	151,313	149,960
Cpfl Energia Sa Ad			4,793	256,069	271,548
Czech Koruna			1,518	84	83
Daelim Industrial Company			5,079	787,191	971,333
Daewoo Shipbuilding & Marine			39,120	2,132,563	2,156,589
Delta Electronics			244,622	923,659	837,165
Deutsche Bank Ag Ldn			551,731	3,743,722	5,086,661
Discovery Holding			28,479	97,256	112,596
DP World			248,017	322,422	295,140
Empresas Ica Sab DE CV			116,320	907,563	1,031,897
Enersis S A			42,734	759,649	685,025
Evraz Group S A			12,880	616,289	998,206
FirstRand Limited			553,640	1,645,127	1,593,470
Focus Media Holding Ltd			12,381	801,660	703,356
Fomento Economico Mexicano Sab			27,657	989,812	1,055,677
Gafisa S A			31,751	862,882	1,189,071
Gazprom O A O			183,361	584,926	10,396,539
Golden Telecom Inc.			14,378	1,026,518	1,451,436
Government Holding SA			3,994	79,687	80,213
Great Wall Motor Company			978,487	1,286,979	1,410,269
Grupo Television Sa De Cv			63,502	1,598,727	1,509,438
GS Engineering & C			14,509	2,168,598	2,418,094
Hanjinn Heavy Industries			6,899	654,449	507,868
Harbin Power Equipment			273,577	664,200	877,001
High Tech Computer			35,944	670,370	663,821
Hon Hai Precision			419,751	2,904,778	2,614,182
(Continued)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
Hong Kong Dollar			40,757	5,224	5,226
Hungarian Forint			101,126	586	584
Impala Platinum			54,966	1,442,229	1,900,421
Indonesian Rupiah			314,935,982	33,521	33,531
Industrial & Com B			4,584,911	2,836,524	3,286,421
Innolux Display Corp			353,975	3,192,852	2,400,975
Integra Group			32,450	487,234	549,051
Integra Group			1,797	28,329	30,409
Investcorp Bank			25,960	649,483	726,357
Investcorp Bank B S C			2,539	67,737	71,043
Itausa Inv Itau Sa			862,167	5,134,370	5,691,270
J P Morgan International Derivatives Limited			33,868	2,312,977	2,462,177
Jsc Mmc Norilsk Nickel			4,527	986,741	1,225,685
Kardemir Karabuk D			497,889	465,075	587,128
KT & G Corporation			24,179	1,776,597	2,058,799
LG Philips Limited			58,579	2,718,834	3,097,950
Localiza Rent A Car, Inc			51,021	496,145	541,454
Lojas Renner SA			67,296	1,218,001	1,361,042
Lotte Shopping Center Inc			5,618	2,065,087	2,479,020
Lukoil Oil Company			26,471	1,972,586	2,289,748
Marfrig Frigorific			73,187	722,653	627,022
Mediatek Inc			161,750	2,800,562	2,099,515
Megacable Holdings			86,267	277,184	292,789
Merrill Lynch			90,564	1,921,632	2,291,902
Merrill Lynch & Company			37,648	1,817,390	2,475,606
Merrill Lynch International			39,447	4,343,914	5,089,713
Merrill Lynch Lepo.			282,663	1,271,460	1,512,529
Mexican Peso			45,941	4,234	4,207
Mobile Telesystems			20,768	1,514,931	2,113,963
Mountain Group Limited			175,147	2,514,358	3,268,631
Multiexport Foods Com			266,987	167,452	119,567
Murray & Roberts			101,384	1,043,637	1,507,023
Naspers			80,704	1,940,223	1,905,287
Net Services De Co New			37,642	571,821	458,892
Net Services De Comunicacao			4,693	67,006	56,219
New Taiwan Dollar			62,471,768	1,923,014	1,926,090
Novorossiysk Coml Sea Port Pub			35,046	672,880	700,916
Open Jt Stock Co Vimpel Common			48,525	1,088,579	2,018,639
Orascom Construction Industry Inc			11,292	1,605,470	2,371,224
Petrochina Company			1,174,184	2,905,481	2,092,819
Petroleo Brasileiro Sa Petro			106,735	5,517,788	10,270,038
Polish Zloty			4,710	1,871	1,907
Posco			1,593	972,566	978,322
Positivo Information			8,886	186,994	217,114
Pound Sterling			7,724	15,901	15,329
Ranbaxy Labs			158,890	1,440,687	1,689,004
Redecard Sa			16,774	262,433	271,401
Samsung Electronic			8,136	5,091,922	4,833,172
Sasol			52,957	2,379,514	2,616,214
Severstal			49,823	812,179	1,155,893
Severstal Jt Stock Co			2,596	61,392	60,227
Shinhan Financial			44,933	2,843,056	2,568,259
Sider Paulista			27,158	1,193,344	1,266,357
Sincere Pharmaceuticals			105,237	1,488,168	1,457,536
Singapore Dollar			1,972	1,358	1,372
Sino Ocean Land Hl			1,455,749	1,912,515	1,803,201
Sinpas Gayrimenkul			48,924	233,620	342,815
SK Energy Co Ltd			17,178	2,998,036	3,321,899
South Korean Won			39,027	42	42
State Street Bank & Trust Co			2,883,811	2,883,811	2,883,811
Synear Food Holding			399,383	609,420	469,453
Taiwan Fertilizer			951,529	1,952,172	2,335,220
Tele Norte Leste Participacoes			3,994	75,595	77,001
Telekomunikasi Ind			4,870,968	5,637,380	5,263,809
Tenaris S A			32,749	1,572,098	1,464,879
Teva Pharmaceutical Industries Limited			57,112	2,367,536	2,654,551
Thailand Baht			45,829	1,342	1,361
Tim Participacoes S A			16,674	567,814	582,764
Turkcell Iletisim			147,705	1,225,128	1,615,569
Turkcell Iletisim Hizmetleri A			12,281	333,641	338,588
Turkish Lira			1,171	972	1,001
Turkiye Is Bankasi			365,064	1,700,839	2,292,858
United Laboratories			640,010	413,335	379,969
Urbi Desarrollo Ur			259,099	1,027,039	894,571
Usiminas Usi Sd Mg			1,947	72,832	89,146
Vedanta Resources			60,132	2,708,046	2,441,655
Vimetco Nv			87,864	778,012	839,103
Votorantim Celulose E Papel Sa			21,966	515,875	654,808
Wal Mart De Mexico Sab De Cv			178,424	612,044	621,749
Wimm Bill Dann Foods Ojsc			8,187	831,639	1,072,869
Wistron Corp			152,764	295,368	284,008
Yuanta Financial Holds			1,552,599	1,035,128	1,012,424

			432,555,110	191,949,937	227,065,900
Dimensional Investment Group Inc			7,733,209	208,020,931	226,892,362
SSGA EAFE Fund			20,321,702	199,920,896	228,050,140
(Continued)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
Cash			126,349	126,349	126,349

Total Emerging Markets Equity Fund			460,736,370	600,018,113	682,134,751

US Equity-Small Cap Value Fund
Buckhead Small Cap Value
Amis Holdings Inc			124,623	1,225,554	1,248,717
Bank Hawaii Corp			9,216	497,338	471,284
BearingPoint Inc			71,352	418,018	201,926
Briggs & Stratton Corp			44,979	1,245,176	1,019,223
Casella Waste System Inc.			140,606	1,574,259	1,833,503
CBRL Group Inc			33,915	1,252,516	1,098,516
Celadon Group Inc			24,350	339,037	223,047
Charles And Colvard Limited			103,364	419,387	227,401
Cincinnati Bell Inc			87,011	426,052	413,302
Coinstar Inc			55,868	1,769,679	1,572,679
Colonial Bancgroupinc			47,451	963,914	642,492
Community Bancorp			29,394	693,333	510,572
Comstock Res Inc			34,864	963,371	1,185,387
Con-Way Inc			25,099	1,214,140	1,042,625
Corinthian Colleges Inc			47,277	664,709	728,060
Cox Radio Inc			116,731	1,601,565	1,418,276
Crawford & Company			118,029	662,173	413,102
Dycom Industries, Inc.			33,765	996,015	899,849
Electro Rent Corp			46,552	676,406	691,303
Flagstar Bancorp Inc			98,050	1,200,103	683,406
Freds Inc			76,672	797,309	738,347
Greenbrier Cos Inc			48,650	1,397,144	1,082,954
Heartland Express Inc			43,605	677,318	618,324
Iberia bank Corp			9,540	503,068	446,006
K-Swiss Inc.			61,437	1,420,259	1,112,012
Lo Jack Corp			29,370	558,676	493,709
Marvel Entertainment Inc			67,631	1,534,861	1,806,418
MPS Group Inc			72,701	999,629	795,345
Nordson Corp			21,029	1,053,731	1,218,811
Novatel Wireless Inc			69,179	1,411,025	1,120,703
Nutrisystem Inc			30,694	1,612,494	828,113
On Assignment Inc			110,862	1,107,813	777,139
Pantry Inc			41,832	1,387,655	1,093,075
Perot System CP			124,772	1,949,652	1,684,426
Pike Electric Corporation			48,475	916,082	812,448
Quebecor World Inc			97,300	888,042	175,141
Richardson Electronics Limited			51,375	371,828	360,142
RPM International Inc			79,144	1,758,100	1,606,623
Sensient Technologies Corp			28,321	768,094	800,918
Sonic Solutions			43,356	330,552	450,465
State Street Bank & Trust Co			2,093,625	2,093,625	2,093,625
Tidewater Inc			24,425	1,544,058	1,339,956
United Rentals Inc			62,111	1,924,395	1,140,366
Xyratex Limited			21,953	454,846	346,850

			4,650,555	46,263,001	39,466,586

Small Cap Growth
3Com Corp			220,899	821,605	998,463
ABM Industries Inc			27,202	611,672	554,652
ACCO Brands Corp			21,923	470,234	351,638
ACI Worldwide Inc			28,489	740,146	542,432
Actuant Corp			15,109	466,000	513,864
Airtran Holdings Inc			15,619	164,156	111,832
Allegiant Travel Company			12,495	409,590	401,596
Alpharma Inc			15,814	360,234	318,648
Angiodynamics Inc			92,725	1,812,722	1,765,474
Annaly Capital Management Inc			48,281	687,140	877,741
Anworth Management Asset Corp 1			46,497	280,084	384,069
Apex Silver Mines Ltd			58,865	1,048,388	897,099
Arch Chemicals Inc			22,991	1,001,836	844,926
Argo Group International Hold			14,540	595,585	612,575
Arris Group Inc			36,675	376,458	366,019
Atlas Air Worldwide Holdings Inc			10,996	558,169	596,191
Atp Oil & Gas Corporation			11,496	606,297	580,987
Bakers Footwear Group Inc			44,510	165,274	102,372
Bio Reference Labs Inc			19,769	574,451	646,065
Birch Mountain Res Ltd			101,536	184,834	72,091
Brocade Communications System Inc			50,463	372,071	370,401
Brush Engineered Materials Inc			13,395	612,060	495,878
California Pizza Kitchen Inc			265	5,141	4,122
Callaway Golf Co			37,191	617,380	648,235
Capstead Mortgage Corp			28,071	284,476	370,260
America International Inc			21,592	784,170	697,413
Cavco Industries Inc Del			11,919	411,143	403,332
Central European Distribution Corporation			13,405	596,919	778,554
Century Casinos Inc			65,698	437,415	423,094
Cenveo Inc			26,990	532,347	471,509
Champion Enterprises Inc			120,447	1,361,941	1,134,608
Chart Industries Inc			57,678	1,607,497	1,782,247
Chesapeake Corp			16,423	160,255	85,236
(Continued)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
Chicago Bridge & Iron Co NV			4,346	162,306	262,645
China Grentech Corp Ltd			30,888	260,408	273,053
Cincinnati Bell Inc New			74,414	357,406	353,466
Citi Trends Inc			11,296	0	174,405
Coherent Inc			13,786	395,167	345,612
Collagenex Pharmaceuticals Inc			38,506	439,600	367,728
Constar Intl Inc New			68,590	315,707	279,846
Cray Inc			24,230	171,065	145,139
Credence Systems Corp			68,910	199,676	166,761
Cross Country Healthcare Inc			33,616	565,244	478,686
Cybersource Corp Del			40,784	535,947	724,738
Daktronics Inc			46,582	1,281,009	1,051,359
Darwin Professional Underwriters			26,790	665,457	647,508
Del Monte Foods Co			48,825	510,226	461,885
Delia’s Inc			55,828	259,649	151,294
Deluxe Corp			9,900	373,377	325,607
DG Fastchannel Inc			11,549	280,980	296,105
Dialysis Corp of America			36,586	358,695	310,981
Digital River Inc			22,691	1,060,421	750,401
Diodes Inc			25,200	763,422	757,774
Discovery Holding Co			9,745	244,795	244,990
Divx Inc			37,980	585,713	531,726
Dresser Rand Group Inc			30,688	1,145,240	1,198,376
Ehealth Inc			12,095	291,041	388,382
El Paso Corp			11,398	182,415	196,507
Empire Resorts Inc			29,520	146,123	100,663
Entravision Com Corp			11,353	102,294	88,897
Ezcorp Inc			57,113	695,732	644,807
FBR Capital Markets Corp			35,386	466,685	339,002
Fcstone Group Inc			15,059	477,376	693,176
Fgx International Holdings Ltd			27,644	474,627	327,586
First Community Bancorp California			15,494	840,708	638,975
First Sec Group Inc			21,998	225,887	197,318
Fleetwood Enterprises Inc			76,487	674,076	457,391
Flow International Corp			137,263	1,144,161	1,279,286
Forest Oil Corp			4,875	199,329	247,846
Fred’s Inc			9,081	94,439	87,447
Gaiam Inc			17,793	368,141	528,102
Gaylord Entertainment Company			24,191	1,192,069	978,999
Genesee & Wyoming Inc			11,511	316,380	278,211
Genoptix Inc			17,678	422,959	542,721
Gentex Corp			14,375	254,836	255,449
Gentiva Health Services Inc			18,316	368,124	348,742
Geo Group Inc			27,552	818,808	771,450
Geoeye Inc			18,406	490,744	619,360
Global Industries Inc			68,140	1,645,632	1,459,564
Goldcorp Inc			14,865	350,363	504,362
Goodrich Pete Corp			33,487	1,013,473	757,480
Greatbatch Inc			19,732	397,921	394,451
Guidance Software Inc			60,077	708,965	837,473
Gymboree Corp			19,498	647,080	593,895
Healthcare Services Group Inc			7,692	161,892	162,919
Helix Energy Solutions Group			21,593	856,349	896,105
Helmerich And Payne Inc			15,444	495,952	618,849
Hi Shear Technology Corp			21,933	247,603	268,235
Hill International Inc			122,813	955,640	1,740,265
Hilltop Holdings Inc			48,620	583,776	530,933
Horizon Lines Inc			23,266	494,845	433,680
Human Genome Sciences Inc			60,577	565,476	632,422
Hurco Companies Inc			9,541	471,915	416,480
Iconix Brand Group Inc			34,892	730,702	685,969
ID Systems, Inc			59,077	693,519	736,104
Infinity Pharmaceuticals Inc			11,993	124,458	114,531
Inter Parfums Inc			34,587	736,221	621,524
Intermec Inc			47,776	1,149,572	970,333
Interoil Corp			18,097	601,025	348,538
Intertape Polymer Group Inc			75,792	246,358	237,988
Interwoven Inc			55,864	732,866	794,380
Inventive Health Inc			63,635	2,454,273	1,970,158
Inverness Medical Innovations Inc			15,694	755,508	881,688
Investools Inc			39,125	520,443	694,077
IPG Photonics Corp			5,098	103,866	101,910
Ishares Russell 2000 Growth Index			13,895	1,151,288	1,159,927
J2 Global Communications			27,584	886,645	583,962
Jarden Corp			27,819	872,727	656,814
Jet blue Airways Corp			25,599	243,057	151,033
Joss A Bank Clothiers Inc			23,266	688,669	661,920
Journal Communications Inc			35,534	368,484	317,671
Kendle International Inc			46,438	1,819,712	2,271,708
Kenexa Corp			12,895	255,111	250,422
Key Energy Services Inc			40,688	610,131	585,505
Knot Inc			40,285	850,938	642,136
Lifecell Corp			12,795	439,320	551,597
Lincoln Educational Services Corp			16,418	229,528	241,676
Liquidity Services Inc			99,362	1,134,724	1,281,769
Liveperson Inc			122,085	703,211	651,935
(Continued)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
LKQ Corp			30,968	479,696	650,950
Lmi Aerospace Inc			22,611	516,738	599,426
LSI Industries Inc			19,717	399,830	358,857
Lufkin Industries Inc			7,067	404,419	404,885
Mariner Energy Inc			34,585	733,941	791,302
Marketaxess Holdings Inc			4,470	77,920	57,356
Mastec Inc			20,969	212,690	213,250
Matrix Service Co			4,630	87,605	101,032
McClatchy Co			7,757	175,154	97,118
Mcmoran Exploration Co			41,458	563,336	542,680
Mercury General Corp			5,799	302,525	288,851
Meridian Gold Inc			8,027	225,655	284,951
Meridian Resource Corp			33,861	83,980	61,289
MFA Mortgage Investments Inc			41,313	327,795	382,143
Micrel Inc			43,583	400,778	368,279
Monarch Casino & Resort Inc			25,960	724,293	625,118
Monro Muffler Brake Inc			14,915	368,007	290,688
MPS Group Inc			4,356	59,932	47,650
MRV Communications Inc			306,523	775,233	711,134
National Interstate Corp			32,887	1,077,802	1,088,573
National Institutional Corp			17,408	570,027	576,216
Navigators Group Inc			6,178	337,397	401,546
Netezza Corp			17,607	212,813	242,980
Newpark Resources Inc			121,091	1,902,900	659,946
Nighthawk Radiology Holding Inc			44,083	979,080	927,949
Nobility Homes Inc			14,337	258,713	261,656
North Pointe Holdings Corp			13,601	141,911	149,612
Novagold Resources Inc			39,235	551,598	320,156
NVE Corp			40,385	1,386,409	993,459
Nymagic Inc			6,134	180,306	141,873
Obagi Medical Products Inc			37,371	601,736	683,510
Oceaneering Intl Inc			6,713	450,854	452,129
On Assignment Inc			46,362	488,767	324,999
ON Semiconductor Corp			80,499	897,951	714,832
Orasure Technologies Inc			59,629	561,504	530,102
Origen Financial Inc			89,545	540,513	358,181
Orion Energy Systems, Inc			9,857	128,144	183,936
OSI System Inc			16,174	388,538	428,111
Outdoor Channel Holdings Inc			43,540	391,208	300,429
Palm Harbor Homes Inc			42,167	589,026	444,860
Patrick Industries Inc			21,706	255,393	216,190
Pension Worldwide Inc			49,501	776,728	710,340
Petaquilla Minerals Ltd			59,229	184,577	192,496
Petroquest Energy Inc			10,090	113,101	144,282
Pharmerica Corp			31,988	566,989	443,990
Phase Forward Inc			19,003	326,760	413,309
PHI Inc			13,816	414,952	430,547
Philadelphia Cons Holding Corp			22,991	932,870	904,703
Pinnacle Financial Partners Inc			31,788	910,466	808,046
Polycom Inc			22,756	635,617	632,169
Powersecure International Inc			46,382	627,088	626,160
Prestige Brands Holdings Inc			31,223	322,031	233,548
Pride International Inc			5,474	193,366	185,582
Quanta Capital Holdings Ltd			71,542	193,104	182,432
Radiant System Inc			40,940	620,222	705,401
Radiant Systems Inc			62,076	949,851	1,069,573
Radisys Corp			38,720	655,418	518,850
Randgold Resources Ltd			54,524	1,318,783	2,024,483
Range Resources Corp			21,158	785,541	1,086,693
Realnetworks Inc			55,768	383,008	339,627
RF Micro Devices Inc			86,757	610,538	495,381
RH Donnelley Corp			9,291	477,024	338,917
Richardson Electronics Ltd			17,332	125,312	121,499
Robbins & Myers Inc			6,997	474,785	529,207
Royal Bancshares Pennsylvania Inc			19,992	421,795	219,916
Salix Pharmaceuticals Ltd			14,625	168,480	115,245
Sandridge Energy Inc			1,838	64,766	65,915
Sciele Pharma Inc			20,789	479,811	425,136
Scientific Games Corp			19,782	691,378	657,765
Silicon Motion Technology Corp			40,824	854,076	725,857
Sirf Technology Holdings Inc			24,306	681,458	610,802
Skyline Corp			12,923	387,613	379,283
Smith Micro Software Inc			55,774	672,997	472,403
State Street Bank & Trust Company			2,514,049	2,514,049	2,514,049
Sterling Construction Inc			7,612	163,326	166,098
Surmodics Inc			10,596	514,725	575,042
Symyx Technologies Inc			35,404	315,436	271,901
Texas Roadhouse Inc			40,030	490,050	442,728
Thestreet Com Inc			129,873	1,354,900	2,067,566
Thomas Wiesel Partners Group			49,081	711,264	673,885
Tier Technologies Inc			72,826	733,262	619,017
Tractor Supply Co			16,794	808,778	603,561
Tradestation Group Inc			35,886	397,261	509,944
Trizetto Group Inc			18,703	324,796	324,868
TTM Technologies			57,168	666,596	666,580
Twin Disc Inc			7,962	464,276	563,467
(Continued)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
U.S. Concrete Inc			35,743	284,160	119,026
UAP Holding Corp			12,720	380,459	490,997
Ultra Clean Holdings Inc			37,766	560,454	460,739
UMH Properties Inc			30,424	408,138	359,002
Unica Corp			96,863	1,000,399	895,981
Vca Antech Inc			13,495	551,629	596,876
Vineyard National Bancorp			23,991	440,638	242,307
Volcom Inc			13,285	317,493	292,667
Voyager Learning Co			44,794	295,297	320,278
Wausau Paper Corp			6,538	73,425	58,779
Website Pros Inc			40,040	450,835	464,860
Wellman Inc			90,732	205,530	9,527
Werner Enterprises Inc			3,491	64,976	59,459
Willbros Group Inc			23,306	667,668	892,392
World Acceptance Corp			22,936	712,243	618,819
World Fuel Services Corp.			17,253	665,491	500,866
Zumiez Inc			12,855	320,202	313,150
Zymogenetics Inc			33,387	403,317	389,629

			10,330,737	123,689,087	119,098,234

US Equity Small
Russell 2000
State Street Bank & Trust Company Investment Funds			16,762,328	301,867,837	422,913,530

Total US Equity Small Cap Value Fund			31,743,620	471,819,925	581,478,350

AEW Capital Management REIT Fund
Ixis Advisor Funds Trust Investment			295,875	6,100,508	4,837,554

Total AEW Capital Management REIT Fund			295,875	6,100,508	4,837,554

Non-US Equity Developed Fund
AIG International Small Cap
SPDR Index Shares Funds			688,195	25,108,268	23,673,901
State Street Bank & Trust Company			1,474,798	1,474,798	1,474,798
DFA International Securities
Dimensional Investment Group Inc			38,906,385	587,271,904	789,707,290
Dodge & Cox International Stock
Dodge & Cox Funds			14,370,034	679,224,174	661,308,957

Total Non US Equity Developed Fund			55,439,412	1,293,079,144	1,476,164,946

US Equity All Cap Growth Fund

Legg Mason Partners All Cap Growth
Advent Software Inc			74,364	2,971,603	4,023,116
Alkermes Inc			100,217	1,673,629	1,562,388
Amgen Inc			453,074	22,689,949	21,040,759
Anadarko Petroleum Corp			956,756	46,431,362	62,849,292
Anesiva Inc			86,642	564,040	433,210
AP Pharma Inc			10,980	23,168	17,348
Arris Group Inc			99,515	1,028,982	993,157
Astoria Financial Corp			304,245	7,803,894	7,079,790
Autodesk Incorporated			114,990	5,220,563	5,721,921
Biogen Idec Inc			476,531	30,779,156	27,124,161
Biomimetic Therapeutics Inc			117,286	1,688,921	2,037,261
Broadcom Corp			336,786	11,356,426	8,803,587
Cablevision System Corp			657,402	21,503,606	16,106,339
Cabot Microelectronics Corp			55,499	2,263,797	1,992,963
CBS Corporation			58,693	1,804,810	1,599,384
Charming Shoppes Inc			196,542	1,768,875	1,063,291
Cirrus Logic Inc			256,732	1,694,431	1,355,545
Cit Group Inc			60,689	2,238,831	1,458,365
Cohen & Steers Inc			100,617	3,164,391	3,015,479
Comcast Corp			1,275,075	32,395,385	23,124,172
Core Laboratories			95,127	10,483,901	11,864,188
Covidien Ltd			251,841	10,058,526	11,154,034
Cree Inc			87,940	2,136,934	2,415,703
Discovery Holding Co			114,990	2,844,862	2,890,858
Disney Walt Co			363,837	12,177,616	11,744,650
DSP Group Inc			85,844	1,446,463	1,047,291
Excel Technology Inc			50,209	1,333,537	1,360,650
Forest Labs Inc			540,914	20,332,955	19,716,313
Genentech Inc			35,935	2,642,263	2,410,126
Genzyme Corp			448,882	27,570,314	33,414,754
Goldman Sachs Group Inc			1,996	342,136	429,317
Grant Prideco Inc			338,782	18,026,612	18,805,812
Imclone System Inc			311,033	10,512,915	13,374,419
Intel Corp			221,796	5,606,995	5,913,073
Isis Pharmaceuticals Inc			76,560	931,741	1,205,827
Johnson & Johnson			100,716	6,204,130	6,717,784
L-3 Communications Holding Corp			124,673	12,225,407	13,207,829
Lasercard Corp			25,553	274,699	270,866
Lehman Brothers Holdings Inc			868,117	46,678,675	56,809,606
(Continued)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
Liberty Global Inc			105,109	4,138,735	3,981,648
Liberty Media Corp			355,053	7,011,706	12,540,308
Merrill Lynch & Co Inc			291,069	21,009,388	15,624,605
Micromet Inc			39,328	82,983	81,016
Micron Technology Inc			608,591	6,822,300	4,412,282
Microsoft Corp			46,016	1,309,158	1,638,174
Millennium Pharmaceuticals			304,245	3,012,029	4,557,596
Motorola Inc			507,175	8,495,189	8,135,094
Nabi Biopharmaceuticals			64,183	226,566	231,701
Nanogen Inc			47,414	47,888	17,088
New York Community Bancorp Inc			290,770	5,062,305	5,111,735
Nokia Corp			197,740	6,420,602	7,591,220
Nokia Corporation			49,210	1,611,658	1,908,059
Pall Corp			188,656	7,057,624	7,606,613
Quantum Corp			448,582	1,435,463	1,206,686
RF Micro Devices Inc			67,577	403,434	385,864
Sandisk Corp			269,509	14,731,345	8,939,603
Seagate Technology			215,008	5,461,204	5,482,705
Sirius Satellite Radio Inc			1,750,609	5,111,777	5,304,344
Standard Microsystems Corp			53,802	1,915,886	2,102,041
State Street Bank & Trust Company			3,939,296	3,939,296	3,939,296
Teradyne Inc			196,142	2,871,525	2,028,113
Teva Pharmaceutical Industries Limited			54,101	2,316,080	2,514,632
Time Warner Inc			835,078	15,540,796	13,787,132
Tyco Electronics Ltd			251,841	8,804,358	9,350,853
Tyco International Ltd Bermuda			251,841	11,020,558	9,985,492
UnitedHealth Group Inc			1,035,213	50,777,189	60,249,387
Valeant Pharmaceuticals International			243,456	3,814,958	2,914,171
Vertex Pharmaceuticals Inc			135,253	5,155,861	3,141,937
Viacom Inc			58,693	2,283,158	2,577,797
Weatherford International Ltd			770,595	44,447,933	52,862,832
World Wrestling Entertainment Inc			74,364	0	1,097,619

			23,682,899	643,235,452	667,462,271

US Equity All Cap Value Fund
Private Capital Management
Anchor Bancorp Wisconsin Inc			103,236	2,543,336	2,428,116
Asta Funding Inc			50,569	1,839,097	1,337,038
AutoNation Inc			185,086	3,267,483	2,898,442
Avatar Holdings Inc			63,561	3,367,260	2,658,110
Avid Technology Inc			69,457	1,940,310	1,968,414
Bank Hawaii Corp			25,984	1,347,354	1,328,819
BEA System Inc			276,829	3,440,312	4,368,362
Bear Stearns Companies Inc			49,969	5,629,723	4,409,777
Boyd Gaming Corp			127,821	5,190,424	4,354,863
Capital City Bank Group Inc			47,471	1,384,805	1,339,623
Central Pacific Financial Corp			107,933	2,762,229	1,992,449
Dover Downs Gaming & Entertainment Inc			176,291	1,938,112	1,983,275
Dundee Corporation			123,224	2,464,441	2,355,980
Eastman Kodak Co			176,591	4,362,771	3,862,044
First Citizens Bancshares Inc			16,590	2,869,015	2,419,616
First Niagara Financial Group Inc			92,443	1,204,017	1,113,013
Fulton Financial Corp Pa			208,271	2,893,513	2,336,805
Glacier Bancorp Inc			128,121	2,700,551	2,400,985
Health Management Associates			197,878	1,308,625	1,183,309
Hearst Argyle Television Inc			212,969	4,605,917	4,708,733
Huntington Bancshares Inc			80,550	1,365,236	1,188,922
Imation Corp			92,743	1,902,573	1,947,597
International Game Technology			105,935	4,118,779	4,653,706
Marcus Corp			171,094	3,327,404	2,643,407
Mentor Graphics Corp			103,536	1,254,314	1,116,119
Motorola Inc			246,648	4,053,322	3,956,229
Northern Trust Corp			67,958	4,176,377	5,204,226
Novellus Sys Inc			99,738	2,724,261	2,749,788
Oppenheimer Holdings Inc			57,465	2,462,020	2,433,622
Raymond James Financial Inc			82,649	2,602,809	2,699,315
Royal Caribbean Cruises Ltd			123,224	4,708,749	5,229,622
Seacoast Banking Corporation of Florida			134,917	2,289,237	1,386,943
Sprint Nextel Corp			85,547	1,237,830	1,123,234
State Street Bank & Trust Company			1,996,173	1,996,173	1,996,173
Sterling Financial Corporation			89,845	2,194,980	1,508,489
Symantec Corp			216,366	3,727,653	3,492,153
Tibco Software Inc			250,745	1,873,711	2,023,513
Trane Inc			66,259	2,280,524	3,094,962
Trust Company Bank Corp N.Y			244,049	2,619,511	2,420,969
Valley National Bancorp			131,219	2,850,487	2,501,033
Webster Financial Corp Waterbury			73,954	2,422,285	2,364,320
Whitney Holding Corp			80,650	2,149,910	2,109,002
Wiley John & Sons Inc			92,343	3,807,360	3,955,973
Xerox Corp			232,856	3,907,142	3,769,942

			7,366,757	123,111,942	117,017,032

(Continued)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
Russell 3000
State Street Bank & Trust Company Investment Funds			9,519,345	208,703,153	208,921,074

Total US Equity- All Cap Value Fund			16,886,102	331,815,095	325,938,106

Commodities
DJ/AIG Commodity
Dow Jones AIG Commodity Fund			1,390,248	14,718,641	15,391,435

			1,390,248	14,718,641	15,391,435

Real Estate Investment Trust
DJ/Wilshire REIT
Citigroup Dow Jones/Wilshire REIT Index			172,638	5,227,178	4,658,282

			172,638	5,227,178	4,658,282

Fixed Income Emerging Debt Fund
Emerging Market Bond
Wellington Emerging Markets			388,556	4,018,955	4,021,550
Pimco Emerging Markets Fund			377,022	4,133,297	4,026,595

			765,578	8,152,252	8,048,145

Fixed Income Non-U.S.. Fund
Brandywine Global Bond
Global Opportunities Bond Fund			1,594,212	16,422,020	16,643,572

			1,594,212	16,422,020	16,643,572

Fixed Income: U.S. High Yield Fund
High Yield Bond
T Rowe Price Institutional High Yield Funds			5,477,479	54,522,611	53,405,418
Western Asset Trust Funds Inc			5,528,503	55,463,264	53,571,192

Total Fixed Income: U.S. High Yield			11,005,982	109,985,875	106,976,610

Non U.S. Equity Small Cap Fund
International Small Cap
S&P Extended Market Index World			871,441	8,919,103	8,547,096

			871,441	8,919,103	8,547,096

U.S. Equity Large Cap Growth Fund
Wellington Large Cap Growth
Citigroup Large Cap Growth			38,241,173	384,162,751	406,886,084
Barrow Hanley Large Cap
3M Co			18,180	1,614,611	1,532,904
Advance Auto Parts			126,059	4,427,358	4,788,965
Allstate Corp			85,304	4,828,506	4,455,443
Altria Group Inc			108,279	7,638,303	8,183,691
American Express Co			95,793	5,748,695	4,983,127
American Financial Realty Trust			49,445	391,413	396,545
American International Group Inc			112,374	7,541,961	6,551,400
Annaly Capital Management Inc			370,584	5,292,165	6,737,221
Applied Materials Inc			118,667	2,431,803	2,107,524
AT&T Inc			189,388	7,643,121	7,870,946
Avery Dennison Corp			100,288	5,869,649	5,329,277
Axis Capital Holdings Ltd			89,000	3,223,621	3,468,336
Bank of America Corp			159,821	8,167,588	6,594,202
Baxter International Inc			104,083	5,519,822	6,042,031
Bear Stearns Companies Inc			41,753	4,734,580	3,684,716
Briggs & Stratton Corp			88,701	2,676,783	2,009,953
Bristol Myers Squibb Co			222,750	6,604,563	5,907,333
Burlington Northern Santa Fe Corp			59,333	4,767,625	4,938,322
Capital One Financial Corp			49,944	3,301,698	2,360,352
Carnival Corp			142,840	6,555,268	6,354,940
Centerpoint Energy Inc			211,063	3,504,866	3,615,513
Chevron Corp			32,064	2,783,393	2,992,536
CIT Group Inc New			83,706	3,063,345	2,011,457
* Citigroup Inc			159,221	7,659,990	4,687,477
Computer Sciences Corp			94,194	5,433,236	4,659,793
ConocoPhillips			111,974	9,028,124	9,887,337
Coventry Health Care Inc			88,001	5,108,780	5,214,075
Dominion Resources Inc			116,569	5,079,098	5,531,210
Duke Energy Corp			200,275	3,638,542	4,039,553
DuPont de Nemours & Company			118,667	5,804,926	5,232,022
El Paso Corp			313,648	5,035,244	5,407,294
Emerson Electric tricCo			92,197	4,424,561	5,223,857
Entergy Corp New			67,924	6,982,729	8,118,252
Family Dollar Stores Inc			215,658	5,359,143	4,147,104
First Industrial Realty Trust Inc			138,245	5,435,185	4,783,274
Gannett Inc			52,042	2,543,181	2,029,623
Goodrich Corp			74,916	4,704,332	5,289,815
Hanesbrands Inc			129,954	3,838,104	3,530,856
Hartford Financial Services Group, Inc			45,749	4,201,831	3,988,827
Hillenbrand Inc			78,612	4,516,719	4,381,036
Home Depot Inc			70,821	2,444,730	1,907,906
Honeywell International Inc			120,765	6,781,206	7,435,471
Idearc Inc			135,948	4,744,247	2,387,238
Illinois Tool Works Inc			145,737	8,427,084	7,802,732
Imperial Tobacco Group Plc			110,476	9,611,592	11,851,871
International Business Machines Corp			20,777	2,168,411	2,245,960
(Continued)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
ITT Corp			58,734	3,774,248	3,878,800
JPMorgan Chase & Company			72,818	3,342,870	3,178,519
Kraft Foods Inc			108,179	3,490,594	3,529,869
L 3 Communications Holding Corp			93,195	9,246,931	9,873,125
Loews Corp			69,422	5,148,355	5,921,706
Marathon Oil Corp			35,360	1,877,874	2,152,030
MDU Res Group Inc			180,298	4,797,599	4,978,020
Murphy Oil Corp			85,904	5,184,598	7,288,063
New York Community Bancorp Inc			152,729	2,719,639	2,684,970
Nokia Corp			145,737	4,529,263	5,594,824
Occidental Petroleum Corp			159,621	9,049,933	12,289,215
Office Depot Inc			178,999	4,286,925	2,489,879
Omnicare Inc			172,806	5,493,061	3,941,708
Peoples United Financial Inc			283,882	4,996,789	5,053,091
Pfizer Inc			310,152	7,670,419	7,049,756
Pinnacle West Capital Corp			98,090	3,827,519	4,159,995
Pitney Bowes Inc			108,378	4,782,311	4,122,715
Quest Diagnostics Inc			70,621	3,899,232	3,735,839
Reynolds American Inc			75,515	4,933,005	4,980,988
Royal Caribbean Cruises Ltd			118,167	4,552,400	5,015,026
Ryder System Inc			88,001	4,763,201	4,136,940
Service Corp International			127,857	1,539,952	1,796,385
Sherwin Williams Co			48,645	3,410,812	2,823,380
SLM Corp			373,081	12,012,265	7,513,860
South Financial Group Inc			169,810	4,083,530	2,654,122
Spectra Energy Corp			171,907	3,974,189	4,438,642
Stanley Works			187,590	10,645,208	9,094,341
State Street Bank & Trust Co			9,153,649	9,153,649	9,153,649
UnitedHealth Group Inc			124,860	6,119,328	7,266,847
Ust Inc			134,249	6,699,706	7,356,866
Verizon Communications			206,968	8,808,698	9,042,423
Washington Mutual Inc			108,878	1,574,392	1,481,828
WellPoint Inc			111,175	8,722,323	9,753,407
Wells Fargo & Co			141,941	5,172,831	4,285,191
Whirlpool Corp			15,882	1,514,003	1,296,463
Willis Group Holdings Ltd			101,586	3,980,122	3,857,222
Wyeth			104,083	4,872,435	4,599,438
Xcel Energy Inc			227,545	4,645,689	5,135,684
Xl Capital Ltd			89,500	6,923,721	4,502,724

			19,627,603	437,521,351	424,806,867

S&P500 Fund
State Street Bank & Trust Company Investment Funds			3,631,931	1,027,657,659	1,030,415,204

Total U.S. Equity Large Cap Growth Fund			61,500,707	1,849,341,761	1,862,108,155

Fixed Income U.S. Nominal Fund
Lehman Brothers Aggregate Bond
State Street Bank & Trust Company Investment Funds			20,143,504	357,878,395	371,184,344

Total Fixed Income U.S. Nominal Fund			20,143,504	357,878,395	371,184,344

Fixed Income : U.S. Real Estate Fund
Lehman Brothers US Tips
U.S. Tips Industrial Sector Len Ser Fund			2,619,382	28,485,334	29,122,284

			2,619,382	28,485,334	29,122,284

Commingled Fund
* BGI LifePath Fund
Citigroup Lifepath 2010			1,868,299	55,585,724	56,740,254
Citigroup Lifepath 2015			8,338,153	102,139,473	104,226,918
Citigroup Lifepath 2020			3,476,219	113,961,748	116,105,713
Citigroup Lifepath 2025			8,825,540	111,643,882	113,672,953
Citigroup Lifepath 2030			2,525,342	88,822,394	90,306,220
Citigroup Lifepath 2035			4,323,607	56,042,422	56,898,667
Citigroup Lifepath 2040			999,638	38,131,809	38,606,035
Citigroup Lifepath 2045			3,357,240	40,974,694	41,226,903
Citigroup Lifepath Retirement			1,208,942	31,090,011	31,746,806

Total Commingled Funds			34,922,980	638,392,157	649,530,469

U.S. Equity Mid Cap Growth Fund
Wellington Mid Cap Growth			4,808,333	48,684,511	47,313,996
S&P Midcap Sl			789,976	24,534,356	24,041,353

Total U.S. Equity Mid Cap Growth Fund			5,598,309	73,218,867	71,355,349

Non U.S. Equity Emerging Markets Fund
MSCI Emerging Market Free
State Street Bank & Trust Company Investment Funds			2,777,733	65,933,684	65,640,615
Daily Emerging Markets Index			1,843,952	52,493,951	53,415,603

Total Non U.S. Equity Emerging Markets Fund			4,621,685	118,427,635	119,056,218

Guaranteed Investment Contracts
Fixed Inc: U.S. High Yield
High Yield Bond
** AIG Financial Products Contract No. 725839	6%	01/01/2025	N/A	220,824,579	217,803,690
** AIG Financial Products Contract No. 725840	5	01/01/2025	N/A	173,658,781	177,780,469
Mass Mutual Life Insurance contract No. 35094	3	06/30/2008	N/A	29,398,968	29,396,580
Mass Mutual Life Insurance Contract No. 35101	4	10/16/2008	N/A	25,801,842	25,799,138
(Continued)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
MetLife Insurance Company Contract No. GR-8	3	01/01/2099	N/A	42,126,300	42,119,360
MetLife Insurance Company Contract No. 90008B	4	11/01/2010	N/A	65,967,846	65,766,892
MetLife Insurance Company Contract No. 28731	5	11/30/2009	N/A	19,848,774	19,915,028
Monumental Life Insurance (AEGON) Contract No. Sv04358Q	3	01/15/2009	N/A	16,590,619	16,413,456
Monumental Life Insurance (AEGON) Contract No. Sv04359Q	4	04/30/2010	N/A	8,198,278	8,192,680
Monumental Life Insurance (AEGON) Contract No. Sv04434Q	4	08/15/2009	N/A	11,536,451	11,542,730
Monumental Life Insurance (AEGON) Contract No. Sv04489Q	4	11/15/2009	N/A	22,574,081	22,617,525
Monumental Life Insurance (AEGON) Contract No. Sv04490Q	4	03/15/2010	N/A	22,598,440	22,617,353
** Monumental Life Insurance (AEGON) Contract No. MDA00731TR	5	01/01/2025	N/A	140,116,799	139,518,574
New York Life Insurance Contract No. GA-31481-002	4	03/31/2008	N/A	33,522,359	33,518,533
New York Life Insurance Contract No. GA-31481-003	4	04/15/2008	N/A	17,616,037	17,613,715
Principal Capital Management Contract No. 4-29618-7	4	03/31/2008	N/A	11,805,361	11,805,208
State Street Short Term Investment Fund	5	N/A	N/A	26,801,984	26,801,984
** Natixis Financial Products Contract No. WR1937-01	6	01/01/2025	N/A	220,665,506	217,803,455
Principal Capital Management Contract No. 4-29618-10	5	03/15/2010	N/A	45,399,703	45,604,175
** Royal Bank Of Canada	5	01/01/2025	N/A	173,644,901	177,780,469
Sun America Life Insurance Contract No. 5096	4	04/15/2009	N/A	35,429,804	35,273,324
Sun America Life Insurance Contract No. 5104	3	06/30/2009	N/A	29,582,465	29,157,505
MetLife and Annuity Contract (QVEC)	6	03/30/2008	N/A	6,919,211	6,919,211
MetLife and Annuity Contract (QVEC 2004)	5	01/01/2009	N/A	4,117,533	4,117,533
MetLife and Annuity Contract (QVEC 2005)	1	12/31/2010	N/A	5,880,526	5,880,526
MetLife and Annuity Contract (QVEC 2006)	5	01/01/2011	N/A	5,024,701	5,024,701
MetLife and Annuity Contract (QVEC 2007)	6	01/01/2012	N/A	5,282,087	5,282,087

Total Guarantee Investment Contracts				1,420,933,936	1,422,065,901

(Continued)

CITIGROUP 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
Other Insurance Contract:
Universal Life Insurance Contract	5.000%	N/A	N/A	$28,804	28,804

				28,804	28,804

Wrapper Contracts:
AIG Financial Products Contract No. 725839			N/A	N/A	175,084
AIG Financial Products Contract No. 725840			N/A	N/A	218,712
Principal Life			N/A	N/A	175,184
Monumental Life Insurance (Aegon) Contract No. 00731tr			N/A	N/A	47,937
Royal Bank of Canada			N/A	N/A	182,241

					799,158

* Participant loans 39,133 loans to participants with interest rates of 5.00% to 14.50% with maturities up to 20 years.				229,759,483	229,759,483

Totals			1,510,346,845	$10,524,489,733	11,515,967,522

*	Parties in interest, as defined by ERISA

**	These are Synthetic GIC contracts. Synthetic GICs consist of wrapper contracts, such as those issued by the issuers noted herein, combined with underlying investments. The underlying investments include commercial paper, government treasuries/agencies, residential and commercial mortgages, commingled funds, corporate and municipal bonds and mutual funds.
See accompanying report of Independent Registered Public Accounting Firm.

Supplemental Schedule II
CITIGROUP 401(k) PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2007

					Expenses
	Number of	Purchase	Number of	Selling	incurred with	Cost of	Net gain
Identity and description	purchases	price	sales	price	transaction	asset sold	(loss)

Series of transactions:
* Citigroup Stable Value Fund	43	$76,728,015	130	$995,446,557	—	305,712,032	689,734,525
* Citigroup Stable Value Fund	69	$369,759,345	179	$408,009,587	—	408,009,587	—
* Citigroup Common Stock	95	$558,909,210	152	$566,507,974	—	566,507,974	—
* Citigroup Moderate Focus Fund	2	$382,001,906	3	$382,001,906	—	382,001,906	—
* Citigroup Large Cap Value Fund	416	$898,118,606	481	$914,689,192	260,932	815,656,826	99,032,367
* Citigroup All-Cap Growth	24	$31,955,937	149	$828,367,358	—	538,224,478	290,142,880
* Citigroup International Stock Dodge & Cox	1	$665,290,115	1	$665,290,115	—	582,327,279	82,962,837
* Citigroup Russell 3000 Index Fund	408	$647,731,999	539	$690,222,664	116,433	705,934,781	(15,712,117)
* Citigroup Liquid Reserve	1	$626,214,838	2	$1,252,429,676	—	1,252,429,676	—
Ishares Trust	7	$332,162,295	2	$348,959,064	—	332,162,295	16,796,769
Alliance Bernstein	42	$408,109,338	41	$405,121,481	—	405,121,481	—

*	Party in interest as defined by ERISA
See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIGROUP 401(K) PLAN

Date: June 30, 2008
	By:	/s/ John Donnelly
John Donnelly
Head of Global Corporate Affairs Human Resources and Business Practices

EXHIBIT INDEX

Exhibit No.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm